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                                                                EXHIBIT 4(b)(ii)



                                 [METLIFE LOGO]
                       METROPOLITAN LIFE INSURANCE COMPANY
                   One Madison Avenue, New York, NY 10010-3690


                              ROTH IRA ENDORSEMENT

The following provisions of Article I through Article VIII of this Roth IRA Endorsement are word-for-word identical to the operative provisions in Articles I through VIII of IRS Form 5305 - RB(5-98) and are deemed to meet the statutory requirements for a Roth IRA.

This endorsement is made a part of the annuity contract to which it is attached, and the following provisions apply in lieu of any provisions in the contract to the contrary.

The annuitant is establishing a Roth Individual Retirement Annuity (Roth IRA) under Section 408A of the Internal Revenue Code, to provide for his or her retirement and for the support of his or her beneficiaries after death.

                                    ARTICLE I

1. If this Roth IRA is not designated as a Roth Conversion IRA, then, except in the case of a rollover contribution described in Section 408A(e), the issuer will accept only cash contributions and only up to a maximum amount of $2,000 for any tax year of the annuitant.

2. If this Roth IRA is designated as a Roth Conversion IRA, no contributions other than IRA Conversion Contributions made during the same tax year will be accepted.

                                   ARTICLE II

The $2,000 limit described in Article I is gradually reduced to $0 between certain levels of adjusted gross income (AGI). For a single annuitant, the $2,000 annual contribution is phased out between AGI of $95,000 and $110,000; for a married annuitant who files jointly, between AGI of $150,000 and $160,000; and for a married annuitant who files separately, between $0 and $10,000. In the case of a conversion, the issuer will not accept IRA Conversion Contributions in a tax year if the annuitant's AGI for that tax year exceeds $100,000, or if the annuitant is married and files a separate return. Adjusted gross income is defined in Section 408A(c)(3) and does not include IRA Conversion Contributions.

                                   ARTICLE III

The annuitant's interest in the contract is nonforfeitable and nontransferable.

                                   ARTICLE IV

1.   The contract does not require fixed contributions.

2. Any dividends (refund of contributions other than those attributable to excess contributions) arising under the contract will be applied before the close of the calendar year following the year of the dividend as contributions toward the contract.


G.20247.582
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                                    ARTICLE V

1. If the annuitant dies before his or her entire interest in the contract is distributed to him or her and the annuitant's surviving spouse is not the sole beneficiary, the entire remaining interest will, at the election of the annuitant or, if the annuitant has not so elected, at the election of the beneficiary, either:

          (a) Be distributed by December 31 of the calendar year containing the fifth anniversary of the annuitant's death, or

          (b) Be distributed over the life, or a period not longer than the life expectancy, of the designated beneficiary starting no later than December 31 of the calendar year following the calendar year of the annuitant's death. Life expectancy is computed using the expected return multiples in Table V of Section 1.72-9 of the Income Tax Regulations.

     If distributions do not begin by the date described in (b), distribution method (a) will apply.

2. If the annuitant's spouse is the sole beneficiary on the annuitant's date of death, such spouse will then be treated as the annuitant.

                                   ARTICLE VI

1. The annuitant agrees to provide the issuer with information necessary for the issuer to prepare any reports required under Sections 408(i) and 408A(d)(3)(E), and Regulations section 1.408-5 and 1.408-6, and under guidance published by the Internal Revenue Service.

2. The issuer agrees to submit reports to the Internal Revenue Service and the annuitant as prescribed by the Internal Revenue Service.

                                   ARTICLE VII

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV and this sentence will be controlling. Any additional articles that are not consistent with Section 408A, the related regulations, and other published guidance will be invalid.

                                  ARTICLE VIII

This endorsement will be amended from time to time to comply with the provisions of the Code, related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear on the contract.

                                   ARTICLE IX

1.   Terms used in this Endorsement:

     (a)  "Issuer" means Metropolitan Life Insurance Company ("MetLife").

     (b) "Annuitant," "You," and "Your" refer to the measuring life who is also the owner of the annuity contract.

     (c) "Contract" may also refer to a "certificate" issued under a group annuity contract.

2. Any provisions relating to Federal tax requirements for your Non-Qualified or Traditional IRA contracts that do not apply to Roth IRAs are hereby deleted by this Endorsement. This includes, but is not limited to, provisions relating to contributions, Federal tax rules, and what happens if you die before income payments begin, such as:

     (a)  Amounts you can contribute to the contract; and

     (b)  The timing and form of death benefit payments.




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3.   Notwithstanding Article IV of this Endorsement, no dividends are paid under this annuity contract.

4. Under Article V, paragraph 1, the beneficiary may continue the contract in your name. In which case, any additional amounts attributable to the death benefit that are added to the account balance will be proportionally allocated to each balance in an investment division or the Fixed Interest Account. Your beneficiary may not make additional contributions but may make transfers or withdrawals under this contract after your death.

5. Under Article V, paragraph 2, a surviving spouse may, but is not required to, continue the contract as annuitant after your death. Your surviving spouse may instead elect to receive payments pursuant to paragraph 1 of
     Article V. For payments made pursuant to paragraph 1(b) of Article V, the surviving spouse may delay the starting date for distributions until the year you would have attained age 70 -1/2.

6. For income tax purposes, withdrawals from your Roth IRA are from annual contributions first, then converted amounts (on a first in, first out basis), and then contract earnings. Withdrawals of contributions are generally not subject to Federal income tax (however, withdrawals of converted amounts within 5 years of such conversion may be subject to a 10% penalty tax). Withdrawals of earnings are not subject to Federal income tax provided such withdrawals are "qualified distributions". Qualified distributions are defined in Section 408A(d) as any distribution made five taxable years after your first contribution to a Roth IRA and the distribution is: (i) made on or after the date you attain age 59 1/2; (ii) made because of your disability as defined in Code Section 72(m)(7); (iii) made for a qualified first-time home purchase (up to $10,000); (iv) made on account of your death.

7. Annuity income payments under this certificate will be made in accordance with applicable Federal tax law, including, but not limited to, Article V above. Federal tax law may require that any remaining payments for the guaranteed period under your income plan be paid out to the beneficiary over a shorter period. In such a case, we will pay the value of any remaining payments to the beneficiary in a lump sum computed as of the date of your death using the same interest rate that we used to determine those payments. If you have not already chosen an income plan or made a full cash withdrawal, we will automatically send you information about income plans when you attain age 84 or 10 years after the certificate issue date, if later. If you do not choose an income plan or make a full cash withdrawal, to the extent permitted under the law, we will continue this certificate in effect until you direct us otherwise.

8. In order to continue to qualify this annuity contract as a Roth IRA and to comply with Federal income tax rules, we have the right to interpret its provisions in accordance with the Code, including without limitation section 408A, section 401(a)(9) and the regulations thereunder. We may amend this contract to reflect changes in the tax law. We will notify you of any such amendments and, when required by law, we will obtain the approval of the appropriate regulatory authority. Notwithstanding Article VIII, the annuitant's consent will be obtained only when required by law.

9. Your Roth IRA will not be designated as a Roth Conversion IRA, and, therefore, you may make both annual and conversion contributions to your Roth IRA, as permitted by law. Your Roth IRA will also accept contributions that have been recharacterized as Roth IRA contributions, as permitted by law and pursuant to procedures established by MetLife.

10. Your contributions, in the aggregate, to Roth IRAs and traditional IRAs cannot exceed the limit set forth in Article I. However, to the extent it becomes permitted under the Code, this certificate may also accept additional amounts. You are solely responsible for determining your eligibility to make a contribution to your Roth IRA, including satisfying the adjusted gross income limits for contributions or conversions.




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11.  If we do not receive an initial contribution within 120 days of the certificate issue date, this certificate may be canceled. Also, we may, if permitted by law, cancel your certificate by paying you its account balance if (a) we do not receive any contributions under your certificate for over 36 consecutive months; (b) the account balance is less than $2,000; and (c) such account balance if accrued with interest to age 85 at the minimum interest rate specified in question 5 will provide an income payment of less than $20 per month if calculated under the basis described in Exhibit B.


                       Metropolitan Life Insurance Company




                                             /s/ Gwenn L. Carr
                                             --------------------------------
                                                 GWENN L. CARR
                                                 Vice-President and Secretary




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